PART II

OFFERING MEMORANDUM DATED DECEMBER 2, 2022

AdoraPet Biosciences, Inc.
55 E 3rd Ave., San Mateo, CA 94401
www.adora.pet

AdoraPet Biosciences CF SPV LLC Interests Representing
Up to $5,000,000 of Non-Voting Common Stock

Minimum Investment Amount: $1,000

AdoraPet Biosciences, Inc. ("the Company," "we," or "us"), is offering up to $5,000,000 worth of Non-Voting Common Stock. The investment will be made through AdoraPet Biosciences CF SPV LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under that Act (the "Crowdfunding SPV"). The minimum target amount under this Regulation CF offering is $50,000 (the "Target Amount"). The Company must reach its Target Amount of $50,000 by April 30, 2023. Unless the Company raises at least the Target Amount of $50,000 under the Regulation CF offering by April 30, 2023 no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The rights and obligations of any purchasers of the securities ("Investors" or "you") must complete the purchase process through our intermediary, DealMaker Securities LLC (the "Intermediary"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "Escrow Agent") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the securities at any time for any reason.

The Company may also conduct a concurrent offering in reliance on Rule 506(c) of Regulation D.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

TABLE OF CONTENTS

THE COMPANY AND ITS BUSINESS

Overview

AdoraPet Biosciences, Inc. is a C Corporation incorporated on August 15, 2022, under the laws of the State of Delaware.

The Crowdfunding SPV, AdoraPet Biosciences CF SPV, LLC, was recently organized and has no purpose other than to hold the securities to be issued by the Company and pass through the rights related to those securities. Investments in this offering will be made through AdoraPet Biosciences CF SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act.

Our goal is to create healthier pets that are nonallergenic; non-shedding; resistant to cancer and other serious diseases; free of genetic diseases caused by inbreeding, such as hip dysplasia and cataracts; and/or have a longer lifespan. We plan to accomplish this through the use of recently invented technologies such as CRISPR that allows us to apply gene therapy to dogs and cats. We plan to modify an animal's genes at egg stage, or by inserting modified DNA into eggs, to create pets that don't cause allergies or shed. We also believe we will eventually create genetically modified pets that will eventually live longer and be highly resistant to cancer and other diseases.

Our Technology

AdoraPet's founders have extensive experience and expertise with veterinary biotechnology and CRISPR technology.

The genes that cause allergies and shedding in pets, specifically Fel d 1 (and other Fel d proteins to a lesser degree), Can f 1 (and Can f 2 to a lesser degree) and MC5R, have previously been identified by scientists.

CRISPR is a recently discovered technology that led to the Nobel Prize being awarded to scientists who discovered how to harness it for gene editing. With CRISPR and variants of CRISPR , it is possible to modify specific genes to inactivate, activate or fix the genes. By applying CRISPR at the egg stage of dogs and cats, or by inserting CRISPR-modified DNA into eggs, we plan to edit these specific genes rapidly and safely, resulting in genetically precision engineered animals. We believe these genetic modifications will result in pets that are healthier and have genetically improved characteristics. For example, in the future, we plan to apply CRISPR technology to remove cancer-causing genes, to repair cancer-causing mutations, to repair other genes that cause diseases in pets, and ultimately increase the lifespan of pets.

Also in the future, we plan to develop and market specialized pet food that will maximize the benefit of the modifications we make to the genes. We anticipate that a large proportion of the pets we sell will be given our pet food.

Employees

The Company currently has one part-time employee, Richard Chin, MD, who serves as our CEO and co-founder. For details regarding Dr. Chin's background, see "The Co-Founders" in "Directors, Executive Officers and Employees." The Company has a contract with its parent and majority stockholder, Ascendant Venture, LLC (the "Majority Stockholder") under which the Majority Stockholder's employees and consultants provide services for the Company and the Company reimburses its Majority Stockholder for work done directly in support of AdoraPet. Upon successful completion of the offering, we plan to hire a team of scientists, executives, and project managers to execute the mission of the Company.

Our other co-founders, Dr. George Church, PhD, and Dr. Stephen Sundlof, PhD, DVM, comprise the rest of the AdoraPet team, but do not serve as officers or employees. For details regarding their backgrounds, see "The Co-Founders" in "Directors, Executive Officers and Employees." We have a consulting agreement with Dr. Church that provides for one hour of services to the Company in any twelve month period. The Company has a non-disclosure agreement with Dr. Sundlof with a two-year term. See "Risk Factors – Risks Related to our Company and Its Business." Both co-founders own 10% of the current outstanding shares of AdoraPet Common Stock. For details regarding voting power and our capital structure, see "Ownership and Capital Structure."

Regulation

Government authorities in the United States, at the federal, state and local level, and in other countries, including the European Union, regulate research, development, testing, manufacture, pricing, sales, quality control, approval, recordkeeping, labeling, advertising, promotion, distribution, marketing, post-approval monitoring and reporting, and import and export of genetically modified animals. The processes for obtaining approvals for our genetically engineered pets in the United States and in foreign countries and jurisdictions, along with subsequent compliance with applicable statutes and regulations and other regulatory authorities, may require the expenditure of substantial time and financial resources. See "Risk Factors – These are the risks that relate to our Company."

Intellectual Property

The Company does not have intellectual property at this time, but plans to file for patents shortly after commencing research.

Litigation

The Company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

Property

The Company does not lease any property. The Company is currently headquartered in California, and rents a co-working space in San Mateo, California.

Due Diligence

Due diligence by CrowdCheck, Inc.



RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Our Company is brand new and has no operating history.
The Company was formed as a Delaware C corporation on August 15, 2022. We have no established business operations and it is unclear at this point which, if any, of our current and intended plans may come into fruition and, if they do, which ones will be a success. The Company has incurred a net loss and has not generated any revenue since inception. There is no assurance that the Company will ever be able to establish successful business operations, become profitable or generate sufficient revenues to operate our business or pay dividends.

The auditor has issued included a "going concern" note in the audited financials.
We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to bring the business to profitability.

If the Company cannot raise sufficient funds, it will not succeed.
The Company is offering Non-Voting Common Stock in the amount of up to $5,000,000 in this offering, with a Target Offering Amount of $50,000. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for any reason, including reasons relating to the Company itself or to the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We will need to raise substantial additional funding, which will dilute our shareholders. If we are unable to raise capital when needed, we would be forced to delay, reduce or eliminate some of our product development programs or commercialization efforts.
The development of genetically modified pets and later, of specialized pet food, (together or separately, product candidates) is capital intensive. We expect our expenses to increase in connection with our ongoing activities, particularly as we continue the research and development of, initiate preclinical studies and any required clinical trials for and seek marketing approval for our product candidates. In addition, if we obtain marketing approval for any of our product candidates, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce or eliminate certain of our research and development programs or future commercialization efforts.

As of August 31, 2022, we had cash of approximately $560. Assuming a fully subscribed offering, we expect cash proceeds to be sufficient to fund our current operating plan through at least the next 24 months. For details, see "Financial Discussion – Plan of Operations and Milestones."

Our future capital requirements will depend on, and could increase significantly as a result of, many factors, including:

- The scope, progress results and costs of research, preclinical developments, clinical trials and laboratory testing for our product candidates;
- The outcomes of regulatory review of our product candidates;
- The costs of establishing and maintaining a supply chain or breeding facilities for the development and manufacture of our product candidates;
- Our ability to establish and maintain additional collaborations on favorable terms, if at all;
- The cost of obtaining and potentially licensing, defending or enforcing intellectual property rights and defending intellectual property-related claims;
- The costs of establishing or contracting for manufacturing and breeding capabilities; and
- The costs of establishing or contracting for sales and marketing capabilities.

Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our product candidates. We cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. The sale of additional equity or convertible securities would dilute all of our shareholders and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a shareholder. The incurrence of indebtedness would result in increased fixed payment obligations and we may be required to agree to certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. We could also be required to seek funds through arrangements with collaborators or otherwise at an earlier stage than otherwise would be desirable and we may be required to relinquish rights to some of our technologies or product candidates or otherwise agree to terms unfavorable to us, any of which may have a material adverse effect on our business, operating results and prospects.

We intend to develop product candidates based on a novel genome editing technology, and based on new scientific discoveries, which makes it difficult to exactly predict the time and cost of product candidate development.
We will concentrate our research and development efforts on developing genetically improved pets and subsequently, pet food tailored to the improved pets. While genetic modification of animals has been vastly improved with the advent of CRISPR, there is no guarantee of successful outcome. In addition, although many genetic targets that affect allergenicity, health, and lifespan of animals have been identified, there is no guarantee that editing those genes will result in intended effect.

To date, only one genetically edited pet has been commercialized, the glow-in-the-dark fish. There can be no assurance that any development problems we experience in the future related to any of our research programs will not cause significant delays or unanticipated costs, or that such development problems can be solved. Any of these factors may prevent us from completing our preclinical studies or any clinical trials that we may initiate or commercializing any product candidates we develop on a timely or profitable basis, if at all.

The Company depends on key personnel and faces challenges recruiting needed personnel.
The Company's future success depends on the efforts of a small number of key personnel. In addition, due to its limited financial resources and the specialized expertise required, it may not be able to recruit the individuals needed for its business needs. There can be no assurance that the Company will be successful in attracting and retaining the personnel the Company requires to operate and be innovative.

One of our co-founders does not serve the Company as an officer, director or employee, and does not have a consulting agreement with the Company.
Each of our three co-founders brings extensive expertise related to genetic engineering which will be essential for our success. One of our co-founders does not serve the company as an officer, director or employee, nor does he have a consulting agreement. Although he currently owns 10% of the Company's Common Stock, which we believe provides an incentive for him to use his expertise in pursuit of the Company's development, we have no means of ensuring the amount of time he spends on Company matters. In the event he is instrumental in developing new technologies, modifications of technology or related processes, or other aspects of our business, including obtaining patents and other intellectual property rights, the Company does not currently have an agreement with him that provides for any such intellectual property to belong to the Company instead of the co-founder. In the event our co-founder's 10% ownership of our Common Stock should be diluted by future offerings of equity, which will be necessary for our development, he may have less incentive to devote his time and talent to our Company's development. If any or all of the above developments should occur, the Company's business and plans may be materially and adversely impacted and could result in substantial harm to the Company itself.

Our co-founder's consulting agreement may result in conflicts of interest and potential loss of the Company's ability to claim to intellectual property rights based on his work.

Our co-founder has a four-year consulting agreement with the Company. Under the terms of this agreement, the Company acknowledges the co-founder's pre-existing and on-going obligations to Harvard Medical School ("HMS") and the sponsors of research performed at HMS, which includes a participation agreement assigning to HMS all inventions within the scope of certain policies. Our co-founder is responsible for ensuring that his consulting agreement with the Company does not conflict with his obligations to, and the rights of, HMS, including our co-founder's obligation to publish research results. In the event a conflict arises, the consulting agreement states that our co-founder's obligation to HMS and its sponsors shall take precedence over the terms of his consulting agreement with the Company. We also note that the consulting agreement limits the protection of Company confidential information to three years after termination of the consulting agreement. As an early-stage company that is in the process of developing its own body of intellectual property, any loss of intellectual property could be materially adverse to our business and result in a delay of our plans or discontinuance of the business altogether.

Actual or threatened epidemics, pandemics, outbreaks, or other public health crises may adversely affect the Company's business.
The Company's business could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of COVID-19. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could adversely affect the value of the Class B Non-Voting Common Stock and the financial condition of the Company's investors or prospective investors, resulting in reduced demand for the Class B Non-Voting Common Stock generally. Further, such risks could result in persons avoiding appearing at in-person health care appointments. "Shelter-in-place" or other such orders by governmental entities could also disrupt the Company's operations, if those employees of the Company who cannot perform their duties from home are unable to report to work.

We may face challenges from animal rights activists.
Although we focus on improving the health and welfare of pets, there may be opposition from individuals and groups that are opposed to genetic engineering and genetic improvements in pets. This could delay, hamper, or prevent commercialization of our products and expose us to unanticipated difficulties.

Negative public opinion and increased regulatory scrutiny of gene editing generally may damage public perception of the safety of any product candidates that we develop and adversely affect our ability to conduct our business or obtain regulatory approvals for such product candidates.
Gene therapy in general, and gene editing in particular, remain novel technologies. Public perception may be influenced by claims that gene therapy or genome editing, including the use of CRISPR/Cas9, is unsafe or unethical, or carries an undue risk of side effects. As a result, genome editing may not gain the acceptance of the public or the veterinary community. In particular, our success will depend upon veterinarians and their perception of our product candidates. In addition, responses by the U.S., state or foreign governments to negative public perception or ethical concerns may result in new legislation or regulations that could limit our ability to develop or commercialize any product candidates, obtain or maintain regulatory approval or otherwise achieve profitability. More restrictive statutory regimes, government regulations or negative public opinion could have an adverse effect on our business, financial condition and results of operations and prospects, and may delay or impair the development and commercialization of our product candidates or demand for any products we may develop.

We may not be successful in our efforts to identify, develop, or commercialize potential product candidates.
The success of our business depends primarily upon our ability to identify, develop, and commercialize products based on technology. All of our product development programs are still in the preclinical or research stage of development. Our research programs may fail for a number of reasons, including that some of our genetic edits may turn out to be harmful to the animal and/or may have unintended effects. The current understanding of allergies and biology of the animals may turn out to be inaccurate. There are multiple other technical risks that may prevent success in our programs.

If any of these events occur, we may be forced to abandon our development efforts for a program or programs, which would have a material adverse effect on our business, financial condition, results of operations, and prospects. Research programs to identify new product candidates require substantial technical, financial, and human resources. We may focus our efforts and resources on potential programs or product candidates that ultimately prove to be unsuccessful.

In addition, our pet food may prove to be unpalatable or otherwise unacceptable, and the control of proper dosage in the food, especially in animals of varying sizes, may be difficult.

We may face competition.
There have been attempts by other companies and researchers to develop hypoallergenic and nonallergenic pets. One of our intended collaborators has made significant progress toward developing hypoallergenic animals. While we believe that our founding team and track record will allow us to reach the market first with a robust business plan, there can be no assurance that we will not face significant competition.

We may need to abandon or limit our further development of product candidates if serious adverse events, undesirable side effects, or unexpected characteristics are identified during the development of any product candidates we develop . It is impossible to predict when or if any product candidates we develop will ultimately prove safe in animals. There can be no assurance that genome editing technologies will not cause severe or undesirable side effects.
A risk in any genome editing product is that the edit will be "off-target" and cause serious adverse events, undesirable side effects, or unexpected characteristics. For example, off-target cuts could lead to disruption of a gene or a genetic regulatory sequence at an unintended site in the DNA. We cannot be certain that off-target editing will not occur. There is also the potential risk of delayed adverse events following exposure to genome editing therapy due to the potential for persistent biological activity of the genetic material or other components of products used to carry the genetic material.

If any product candidates we develop are associated with serious adverse events, or undesirable side effects, or have characteristics that are unexpected, we may need to abandon their development or limit development to certain uses or subpopulations in which the serious adverse events, undesirable side effects or other characteristics are less prevalent, less severe, or more acceptable from a risk-benefit perspective, any of which would have a material adverse effect on our business, financial condition, results of operations, and prospects.

In addition, the pet food we develop may not activate and/or de-activate genes as intended, and instead may have other effects that are undesirable or unsafe.

If any of the product candidates we develop or the delivery modes we rely on cause undesirable side effects, it could delay or prevent their regulatory approval, limit the commercial potential, or result in significant negative consequences following any potential marketing approval.
In addition to serious adverse events or side effects caused by any product candidate we develop and test, the administration process or related procedures also can cause undesirable side effects. If any such events occur, our clinical trials could be suspended or terminated. If we are unable to demonstrate that such adverse events were caused by factors other than our product candidate, the FDA, the EMA or other regulatory authorities could order us to cease further development of, or deny approval of, any product candidates we are able to develop for any or all targeted indications. Even if we are able to demonstrate that all future serious adverse events are not product-related, such occurrences could affect patient recruitment or the ability of enrolled patients to complete the trial. Moreover, if we elect, or are required, to delay, suspend or terminate any clinical trial of any product candidate we develop, the commercial prospects of such product candidates may be harmed and our ability to generate product revenues from any of these product candidates may be delayed or eliminated. Any of these occurrences may harm our ability to identify and develop product candidates, and may harm our business, financial condition, result of operations, and prospects significantly.

If clinical trials of any product candidates we identify and develop fail to demonstrate safety and efficacy to the satisfaction of regulatory authorities or do not otherwise produce positive results, we may incur additional costs

or experience delays in completing, or ultimately be unable to complete, the development and commercialization of such product candidates.

Before obtaining marketing approval from regulatory authorities for the sale of any of our product candidates, we may be required to complete preclinical development and then conduct extensive clinical trials to demonstrate the safety and/or efficacy of any such product candidates. Clinical testing is expensive, difficult to design and implement, can take many years to complete, and is uncertain as to outcome. A failure of one or more clinical trials can occur at any stage of testing. The outcome of preclinical testing and early clinical trials may not be predictive of the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results.

Product development costs will also increase if we or our collaborators experience delays in testing or marketing approvals. We do not know whether clinical trials will begin as planned, will need to be restructured, or will be completed on schedule, or at all. Significant clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize any product candidates we develop, could allow our competitors to bring products to market before we do, and could impair our ability to successfully commercialize any product candidates we develop, any of which may harm our business, financial condition, results of operations, and prospects.

Even if we complete the necessary clinical trials, we cannot predict when, or if, we will obtain regulatory approval to commercialize a product candidate we develop. We cannot commercialize a product candidate until the appropriate regulatory authorities have reviewed and approved the product candidate or have awarded an exemption. Even if any product candidates we develop meet their safety and/or efficacy endpoints in clinical trials, the regulatory authorities may not complete their review processes in a timely manner, or we may not be able to obtain regulatory approval. Additional delays may result if an FDA Advisory Committee or other regulatory authority recommends non-approval or restrictions on approval. In addition, we may experience delays or rejections based upon additional government regulation from future legislation or administrative action, or changes in regulatory authority policy during the period of product development, clinical trials, and the review process. Additionally, regulatory authorities also may impose significant limitations in the commercialization. The foregoing scenarios could materially harm the commercial prospects for any product candidates we develop and materially adversely affect our business, financial condition, results of operations, and prospects.

Scale-up and breeding of genetically improved pets may be difficult.

The scale-up of genetically improved pets requires breeding enough animals. We will either have to develop breeding facilities or partner with breeders to insure adequate number of animals for sale. Such scale-up may be difficult and/or expensive. We may find it difficult or impossible to partner with sufficient number of breeders, and on acceptable economic terms.

The production of specialized pet food will require partnership with contract manufacturers. Such manufacturers may not be willing to partner with us on economically acceptable terms. They may also need to upgrade their manufacturing systems to comply with relevant FDA regulations, and they may be unable or unwilling to do so.

Even if any product candidates we develop receive marketing approval, they may fail to achieve the degree of market acceptance by veterinarians, pet breeders, pet owners and others necessary for commercial success.

The commercial success of any of our product candidates will depend upon its degree of market acceptance by owners, and possible by veterinarians as well as competitive forces. The degree of market acceptance of any of our product candidates, if approved for commercial sale, will depend on a number of factors, including:

- the ability to offer our pets and related products for sale at competitive prices;

- public attitudes regarding genome editing and genetically improved animals specifically;

- publicity concerning our products or competing products and treatments;

- number, size, and competence of competitors, in both pet breeding business and pet food business;

- the strength of marketing and distribution support;

- the prevalence and severity of any side effects.

If any of our product candidates do not achieve an adequate level of acceptance, we may not generate significant product revenues, and we may not become profitable.

Risk Related to Intellectual Property

We do not currently have any intellectual property, and will need to do so and protect it to succeed.
Our business plan involves the development of a body of intellectual property. If we fail to develop our intellectual property, then our business may fail. Even if we succeed in developing technologies and/or modifications of existing technologies, there is no guarantee that we would successfully obtain patents or other intellectual property rights and related protections that may be necessary. We may also face opposition to our applications for intellectual property rights, and challenges to those rights once granted. Litigation is expensive and, assuming the Company could afford to enforce or otherwise protect its intellectual property rights, it would distract management from developing our business which may result in delays in our business plans or abandonment of those plans altogether.

We may not be able to secure intellectual property that allows us to develop and/or commercialize our product candidates.
While we believe that we will establish significant intellectual property, and that we have freedom to operate, there is extensive body of intellectual property on gene editing and there can be no assurance that we will not be impaired by intellectual property of third parties which we may need to license. We may not be able to secure such license on economically favorable terms, if at all.

If the Company cannot protect, maintain and, if necessary, enforce its intellectual property rights, its ability to develop and commercialize products will be adversely impacted.
The Company's success, in large part, depends on its ability to protect and maintain the proprietary nature of its technology. The Company plans to obtain new patents and prosecute and maintain those patents. Some of the Company's proprietary information may not be patentable, and there can be no assurance that others will not utilize similar or superior solutions to compete with the Company. The Company cannot guarantee that it will develop proprietary products that are patentable, and that, if issued, any patent will give a competitive advantage or that such patent will not be challenged by third parties. The process of obtaining patents can be time consuming with no certainty of success, as a patent may not issue or may not have sufficient scope or strength to protect the intellectual property it was intended to protect. The Company cannot assure you that its means of protecting its proprietary rights will suffice or that others will not independently develop competitive technology or design around patents or other intellectual property rights issued to the Company. Even if a patent is issued, it does not guarantee that it is valid or enforceable. Any patents that the Company or its licensors have obtained or obtain in the future may be challenged, invalidated, or unenforceable. If necessary, the Company will initiate actions to protect its intellectual property, which can be costly and time consuming.

Risks Related to Regulation

Regulatory requirements governing genetic modification and/or product candidates, may change in the future.

Our plans include certain assumptions about the regulatory pathways for our products. Regulatory requirements governing genetically edited animals may change in the future in both the US and European Union. Regulators and their regulatory review committees and advisory groups, including the new guidelines they promulgate, may lengthen the regulatory review process, require us to perform additional studies, increase our development costs, lead to changes in regulatory positions and interpretations, delay or prevent approval and commercialization of any product candidates we may develop or lead to significant post-approval limitations or restrictions. In European Union, we may face regulatory challenges unless we can convincingly demonstrate benefit of our genetic improvements for the health of the animal. As we advance any product candidates we may develop, we will be required to consult with these regulatory and advisory groups and comply with applicable guidelines. If we fail to do so, we may be required to delay or discontinue development of these product candidates. Delay or failure to obtain, or unexpected costs in obtaining, the regulatory approval necessary to bring a potential product to market could decrease our ability to generate sufficient product revenue to maintain our business.

In addition, ethical, social and legal concerns about genetic editing and genetic research could result in additional regulations or prohibiting the processes we may use. Federal and state agencies, congressional committees and foreign governments have expressed their intentions to further regulate biotechnology. More restrictive regulations or claims that any product candidates we may develop are unsafe or pose a hazard could prevent us from commercializing any products. New government requirements may be established that could delay or prevent regulatory approval of any product candidates we may develop under development. It is impossible to predict whether legislative changes will be enacted, regulations, policies or guidance changed, or interpretations by agencies or courts changed, or what the impact of such changes, if any, may be.

Risks Related to Our Dependence on Third Parties

The Company will depend upon strategic relationships to develop, exploit, and manufacture its products. If these relationships are not successful, the Company may not be able to capitalize on the market potential of these products.
The near and long-term viability of the Company's products will depend, in part, on its ability to successfully establish new strategic collaborations with academics, breeders, and manufacturers. Establishing strategic collaborations is difficult and time-consuming. Potential collaborators may reject collaborations based upon their assessment of the Company's financial, regulatory, or intellectual property position. If the Company fails to establish a sufficient number of collaborations on acceptable terms, it may not be able to commercialize its products or generate sufficient revenue to fund further research and development efforts.

We expect to depend on collaborations with third parties for some of the research, development, and commercialization of certain of the product candidates we develop or for development of certain of our research programs. If any such collaborations are not successful, we may not be able to capitalize on the market potential of those product candidates or research programs.
We anticipate seeking third-party collaborators for some of the research, development, and commercialization of certain of the product candidates we develop or for development of certain of our research programs. Our likely collaborators include biotechnology companies, academic institutions, breeders, and pet food manufacturers. If we enter into any such arrangements with any third parties, we will likely have limited control over the amount and timing of resources that our collaborators dedicate to the development or commercialization of any product candidates we may seek to develop with them and, if applicable, whether they exercise any additional options to commercialize a product. Our ability to generate revenues from these arrangements will depend on our collaborators' abilities to successfully perform the functions assigned to them in these arrangements. We cannot predict the success of any collaboration that we enter into.

All of the risks relating to product development, regulatory approval, and commercialization described in this offering memorandum apply to the activities of our collaborators.

If we are not able to establish collaborations on commercially reasonable terms, we may have to alter our development and commercialization plans.

Our product development and research programs and the potential commercialization of any of our product candidates will require substantial additional cash to fund expenses. For some of our product candidates and research programs, we may decide to collaborate with other companies for the development and potential commercialization of those product candidates or programs.

We face significant competition in seeking appropriate collaborators. Whether we reach a definitive agreement for a collaboration will depend, among other things, upon our assessment of the collaborator's resources and expertise, the terms and conditions of the proposed collaboration, and the proposed collaborator's evaluation of a number of factors. Those factors may include the design or results of clinical trials, the likelihood of approval by the FDA or similar regulatory authorities outside the United States, the potential market for the subject product candidate, the costs and complexities of breeding or manufacturing and delivering such product candidate to customers, the potential of competing products, the existence of uncertainty with respect to our ownership of technology, which can exist if there is a challenge to such ownership without regard to the merits of the challenge, and industry and market conditions generally. The collaborator may also consider alternative product candidates or technologies for similar indications that may be available to collaborate on and whether such a collaboration could be more attractive than the one with us.

We may not be able to negotiate collaborations on a timely basis, on acceptable terms, or at all. If we are unable to do so, we may have to curtail the development of the product candidate for which we are seeking to collaborate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense.

Risks Related to the Securities

Our CEO has control over all stockholder decisions because he controls a substantial majority of our voting stock through his company, Ascendant Venture, LLC.
The Company's majority stockholder, Ascendant Venture, LLC (the "Majority Stockholder") is managed by the Company's CEO and co-founder, Dr. Chin. As a result, Dr. Chin will be able to exercise voting rights with respect to an aggregate of 5,250,000 shares of Common Stock, which will represent approximately 75% of the voting power of our outstanding capital stock immediately following this offering. The Non-Voting Common Stock underlying the membership interests issued by the Crowdfunding SPV in this offering will not dilute Dr. Chin's voting control because the Non-Voting Common Stock has no voting rights. As a result, Dr. Chin has the ability to control the outcome of all matters submitted to our stockholders for approval, including the election, removal, and replacement of directors and any merger, consolidation, or sale of all or substantially all of our assets.

We are offering Bonus Shares, which is effectively a discount on our stock price, to some investors in this Offering.
Certain investors in this Offering are entitled to receive additional membership interests in the special purpose vehicle representing shares of Non-Voting Common Stock (effectively a discount) based on the amount invested. The number of Bonus Shares will be determined by the timing of the investment or the amount of money they invest in this Offering and will effectively act as a discount to the price at which the Company is offering its stock. For example, an investor who invests $5,000 in this Offering nine weeks after our launch will be eligible for 5% Bonus Shares. Accordingly, that investor would receive 1,000 membership interests in the Crowdfunding SPV representing 1,000 shares of the Company's Non-Voting Common Stock plus an additional 50 Bonus Shares, effectively purchasing 1,050 shares of Non-Voting Common Stock for the same price paid for 1,000 shares of Non-Voting Common Stock or effectively paying a per share price of $4.7619. For more details, including all of the Bonus Shares being offered, see "Plan of Distribution." Consequently, the value of shares of investors who pay the full price or are entitled to a smaller amount of Bonus Shares in this offering will be immediately diluted by investments made by investors entitled to the discount, who will pay less for their stake in the Company.

You will not be investing directly into the Company, but into a special purpose vehicle.

Changes to the securities laws that went into effect March 15, 2021, permit us to use a "special purpose vehicle" or "SPV" in this offering. That means that you will invest in AdoraPet Biosciences CF SPV, LLC and with the money you pay, it will buy our Non-Voting Common Stock by becoming a member of AdoraPet Biosciences CF SPV, LLC. A condition to using an SPV is that the SPV pass on the same economic and governance rights that are set out in the Non-Voting Common Stock. However, it may not always be possible to replicate those rights exactly, because the SPV is an LLC formed under Delaware law, as opposed to a Delaware corporation. This sort of arrangement has not been used for investing before, and there may be unforeseen risks and complications. You will also be relying on us, as the Manager of the SPV, to make sure the SPV complies with Delaware law and functions in accordance with securities law. The structure of the SPV is explained further in "Securities Being Offered." The SPV will terminate and distribute the securities it holds to you, so that you may hold them directly, in certain circumstances. Again, this has not been done before, so there may be delays, complications and unexpected risks in that process.

Our valuation and our offering price have been established internally and are difficult to assess.
The Company has set the price of its Non-Voting Common Stock at $5.00 per share. Valuations for companies at this stage are generally purely speculative. We have not generated any revenues so far. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. The issuance of additional shares of Non-Voting Common Stock, or additional option grants that could be exercised for underlying shares of Non-Voting Common Stock may dilute the value of your holdings. You should not invest if you disagree with this valuation. See "Dilution" for more information.

No guarantee of return on investment.
There is no assurance that a purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

You can't easily resell the securities. There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the Company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

The Company's management has discretion as to use of proceeds.
The net proceeds from this offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this offering. Investors for the Non-Voting Common Stock hereby will be entrusting their funds to the Company's management, upon whose judgment and discretion the investors must depend.

Future fundraising may affect the rights of investors.
In order to expand, the Company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the Company.

DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

This table shows the principal people on the Company's team:

Name	Position	Term of Office	Approx. hours per week (if not full time)
Executive Officers:			
Richard Chin	CEO	August 15, 2022 (inception)	20
Directors:			
Richard Chin	Director	August 15, 2022 (inception)	20

Richard Chin, M.D., CEO and Director

Richard Chin currently serves as the Managing Director at the Company's Majority Stockholder, Ascendant Venture LLC since August 17, 2021. Dr. Chin has substantial experience with biotechnology and startups. In addition, he was on the board of directors of Caribou Biosciences, the CRISPR startup founded by Jennifer Doudna who received the Nobel Prize for CRISPR.

He also has been serving as CEO of Infinita Life Science, Inc. since October 6, 2021. Prior to that, Dr. Chin served as President, CEO and Director of Kindred Biosciences, Inc., a NASDAQ-listed entity, from October 2012 to September 2021, at which time the company was acquired by Elanco Animal Health Incorporated. From October 2008 until December 2011, he was Chief Executive Officer of OneWorld Health, a Bill and Melinda Gates Foundation-funded nonprofit organization engaged in developing drugs for neglected diseases. From July 2006 until October 2008, Dr. Chin was President and Chief Executive Officer of Oxigene, a biotechnology company. From June 2004 to July 2006, he served at Elan Pharmaceuticals, initially as Senior Vice President of Medical Affairs, and then as Senior Vice President of Global Development. From March 1999 to June 2004, Dr. Chin served in various roles at Genentech, Inc., now a Division of Roche Group, culminating in his last position as the Head of Clinical Research for Biotherapeutics Unit, overseeing clinical development of all Genentech products except for oncology products. Dr. Chin previously served as an adjunct professor at the University of California at San Francisco. Dr. Chin has previous board experience with public companies, which in some cases involved securities and shareholder derivative actions that were settled or dismissed. He also currently serves on the board of Vetmab Biosciences, Inc., and Lifeguard Biosciences, Inc. Dr. Chin received his M.D. from Harvard University and also holds a law degree from Oxford University, where he studied as a Rhodes Scholar.

Other Co-Founders

Stephen Sundlof, DVM, PhD

Stephen Sundlof served as Chief Scientific Officer for Kindred Biosciences, Inc. from August 2013 to January 2018. Dr. Sundlof is a veterinarian and Ph.D toxicologist who served as the Director of the Center for Veterinary Medicine at the FDA from 1994 to 2008 where he oversaw all veterinary products regulated by the FDA. He also served as the Director of Center for Food Safety and Applied Nutrition at the FDA from 2008 to 2010. Steve began his career in 1980 on the faculty of the University of Florida's College of Veterinary Medicine. In 1994, FDA Commissioner David Kessler named him the CVM director. Dr. Sundlof was in charge of the Veterinary Division of the FDA when the glow-in-the-dark transgenic fish was commercialized.

George Church, PhD

George Church is a Professor of Genetics at Harvard Medical School and Professor of Health Sciences and Technology at Harvard University and the Massachusetts Institute of Technology (MIT). He also leads the Synthetic Biology Platform at the Wyss Institute at Harvard University, where he oversees the directed evolution of molecules, polymers, and whole genomes to create new tools with applications in regenerative medicine and bio-production of chemicals.

Among his recent work is the development of a technology for synthesizing whole genes, and engineering whole genomes, far faster, more accurate, and less costly than current methods. Dr. Church is widely recognized for his innovative contributions to genomic science and his many pioneering contributions to chemistry and biomedicine. In 1984, he developed the first direct genomic sequencing method, which resulted in the first genome sequence (the human pathogen, H. pylori). He helped initiate the Human Genome Project in 1984 and the Personal Genome Project in 2005. He invented the broadly applied concepts of molecular multiplexing and tags, homologous recombination methods, and array DNA synthesizers. Dr. Church has received multiple awards including the 2011 Bower Award and Prize for Achievement in Science from the Franklin Institute and election to the National Academy of Sciences and Engineering.

Dr. Church has co-authored over 550 publications, more than 150 patents. He also initiated the Personal Genome Project and started over 20 companies including: Editas (Gene therapy); Gen0bios (Synthetic DNA); and Veritas Genetics (full human genome sequencing). He is the scientific co-founder and a science advisor for Colossal, a company dedicated to de-extinction and biodiversity preservation.

OWNERSHIP AND CAPITAL STRUCTURE

Ownership

The following table shows who owns more than 20% of the Company's voting securities as of December 1, 2022:

Name of Beneficial owner	Amount and class of securities held	Percent of voting power prior to the Offering
Ascendant Venture LLC*	5,250,000 shares of Common Stock	75%

* Ascendant Venture LLC is the Company's Majority Stockholder. Richard Chin, our CEO and Director, also serves as Managing Director of Ascendant Venture LLC.

The following table describes our capital structure as of October 24, 2022:

Class of Equity	Authorized Limit	Issued and Outstanding	Committed, Not-issued*	Available
Common Stock	10,000,000	7,000,000	1,000,000	2,000,000
Preferred Stock	5,000,000	0	0	5,000,000
Non-Voting Common Stock	5,000,000	0	0	5,000,000

*Equity Plan

The Company has an equity plan with 1,000,000 shares of Common Stock reserved for granting stock options,

USE OF PROCEEDS

The Company anticipates using the proceeds from this offering in the following manner:

Purpose or Use of Funds	Allocation After Offering Expenses for a $50,000 Raise	Allocation After Offering Expense for a $5,000,000 Raise
Offering Costs	$50,000 (1)	$341,500 (2)
R&D, including laboratory, salaries, and consumables	$0	$3,000,000
General and Administrative	$0	$1,500,000
Promissory Note repayment*	$0	$100,000
Executive Salaries	$0	$221,500

(1) Total estimated offering costs would for the Target Amount would be $156,125, which includes the following payments to DealMaker Securities LLC and affiliates --
- $1,500 commissions
- $16,500 setup payment; and
- $12,000 in monthly fees (comprising a $2,000 per month fee assuming the offering remains open for six months).
- $122,000 in marketing advisory fees ($12,000 per month assuming the offering remains open for six months, plus $72,000)
- Does not include equity compensation, including i.) securities totaling 1% of the aggregate amount raised divided by the price of securities in the offering and ii.) securities in such number corresponding to $20,000 per month divided by the price of securities.

Other expenses include $1,000 set up fee for escrow services, $2500 setup fee for transfer agent services, and $500 fee for book entry of investors ($10 per investor assuming 50 investors investing a minimum of $1,000 each). Additionally, the Company will pay $2.50 per investor for identity verification, which amounts to $125 assuming 50 investors investing $1,000 each. An average expected payment processing fee of 3% has not been included in estimated offering costs.

(2) Includes the following payments to DealMaker Securities LLC and affiliates --
- $150,000 commissions
- $16,500 setup payment; and
- $12,000 in monthly fees (comprising a $2,000 per month fee assuming the offering remains open for six months).
- $122,000 in marketing advisory fees ($12,000 per month assuming the offering remains open for six months, plus $72,000)
- Does not include equity compensation, including i.) securities totaling 1% of the aggregate amount raised divided by the price of securities in the offering and ii.) securities in such number corresponding to $20,000 per month divided by the price of securities

Other expenses include $1,000 set up fee for escrow services, $2500 setup fee for transfer agent services, and $25,000 fee for book entry of investors ($5 per investor assuming a maximum of 5,000 investors investing a minimum of $1,000 each). Additionally, the Company will pay $2.50 per investor for identity verification, which amounts to $12,500 assuming a maximum of 5,000 investors investing $1,000 each. An average expected payment processing fee of 3% has not been included in estimated offering costs.

* For details see "Related Party Transactions."

The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the Company.

FINANCIAL DISCUSSION

Financial statements

Our financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements were audited by Assurance Dimensions Certified Public Accountants & Associates also d/b/a McNamara and Associates, PLLC. The following discussion should be read in conjunction with our audited financial statements and the related notes included in this Offering Statement.

The Company was incorporated in the State of Delaware on August 15, 2022, and has no operating history has had no revenue to date. We are a bioscience company seeking to develop, produce and market gene therapies for pets, including marketing and selling special dietary food for feeding the genetically modified pets we sell.

Plan of Operations and Milestones

We are not yet operational. We have established the following milestones in our plan of operations:

- If we raise the minimum amount set out in "Use of Proceeds," we will hire the first employee and initiate the design of the genetic vectors for the animals. We anticipate that we would need to raise additional funds within 3 months of the closing of the minimum amount.

Within three months of commencing operations, we anticipate that we will hire the Chief Scientific Officer and the initial research team, sign a collaboration agreement with one or more partners, file the initial patents, and initiate the initial experiments to create the genetically improved animals that are nonallergic or hypoallergenic, which we expect to need at least $1,000,000 to implement.

- Within six months of commencing operations, we anticipate that we will continue to build out the team, establish a laboratory, sign additional collaboration agreements, file additional patents, and continue the experiments, which we expect to need at least an additional $1,000,000 to implement.

- Assuming we raise $5 million in this offering, and assuming we raise additional funding, and that our research proceeds as planned, and that the regulatory pathways is as we expect, we anticipate commercializing the first nonallergenic or hypoallergenic pet within 4 to 5 years.

Liquidity and Capital Resources

To date, the Company has not made any profits and is still a "development stage company." The Company was initially capitalized by a promissory note in the amount of $100,000 purchased by its CEO, Dr. Chin, on September 27, 2022. For the terms of the note, see "Indebtedness" and "Related Party Transactions." The Company had cash on hand in the amount of $100,000 at October 24, 2022. Currently, we estimate our burn rate (net cash out) to be on average $208,333 per month.

On September 7, 2022, the Company's CEO paid $69,000 to DealMaker Securities, LLC, on behalf of AdoraPet for fundraising services in connection with this offering. Our CEO will be reimbursed by the Company for that expense. As of October 31, 2022, he has not been reimbursed.

The Company has not committed to make any capital expenditures, and in the event it does not raise sufficient funds from this offering, it will defer the capital expenditures it has planned.

Indebtedness

The Company issued a promissory note on September 27, 2022, for $100,000 that bears no interest and does not have a specified termination date. The note is due and payable upon demand of the noteholder. See also "Related Party Transactions" for details.

Trends

The veterinary market grew significantly during the pandemic, due to high number of people who adopted or purchased pets, and it continues to grow post pandemic. The humanization of pets has increased the demand for products and services related to pets. At the same time, the rate of owner allergies to pets continue to increase, resulting in more and more people who love pets but are not able to have one. We anticipate that the market for our products will therefore continue to grow.

RELATED PARTY TRANSACTIONS

On September 27, 2022, the Company sold a promissory note (the "Note") to its CEO for $100,000 consideration. The Note is payable on demand by the holder and carries 0% interest rate.

The Company has a contract with its parent and majority stockholder, Ascendant Venture, LLC (the "Majority Stockholder") under which the Majority Stockholder's employees and consultants provide services for the Company and the Company reimburses its Majority Stockholder for work done directly in support of AdoraPet. As of November 21, 2022, the Company owes the Majority Stockholder approximately $15,000 for services rendered.

RECENT OFFERINGS OF SECURITIES

The Company has not issued any securities since inception other than the initial founder shares.

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

The following descriptions summarize important terms of our capital stock. This summary reflects AdoraPet's Certificate of Incorporation and does not purport to be complete and is qualified in its entirety by the Certificate of Incorporation and its Bylaws. For a complete description the Company's capital stock, you should refer to our Certificate of Incorporation and our Bylaws and applicable provisions of the Delaware General Corporation Law.

General

The Company's authorized securities consist of up to 20,000,000 shares of capital stock, of which 10,000,000 shares are designated Common Stock, 5,000,000 are designated Non-Voting Common Stock, and 5,000,000 are designated Preferred Stock, each having a par value of $0.0001 per share. As of October 24, 2022, there were 7,000,000 shares of Common Stock outstanding. For this offering, the Company is issuing Non-Voting Common Stock at $5.00 per share.

Non-Voting Common Stock has the same rights and powers of, ranks equally to, shares ratably with and is identical in all respects, and as to all matters to Common Stock; except that our Class B Non-Voting Common Stock is non-voting and is not entitled to any votes on any matter that is submitted to a vote of our stockholders, except as required by Delaware Law.

The investment will be made through AdoraPet Biosciences CF SPV, LLC, a special purpose vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under that Act.

Crowdfunding SPV

The securities in this offering will be issued by both the Company and AdoraPet Biosciences CF SPV, LLC (the "Crowdfunding SPV"). The proceeds from the offering will be received by the Crowdfunding SPV and invested immediately in the securities issued by the Company. The Crowdfunding SPV will be the legal owner of the Non-Voting Common Stock. Investors in this offering will own membership interests in the Crowdfunding SPV. Pursuant to SEC rules, investors will receive the same economic, voting and information rights in the membership interests (and the shares of Non-Voting Common Stocks into which they convert) as if they had invested directly with the Company.

Common Stock

Dividend Rights

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of Common Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this Offering or in the foreseeable future.

Voting Rights

Each holder of Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors.

Right to Receive Liquidation Distributions

In the event of the Company's liquidation, dissolution, or winding up, holders of its Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the Company's debts and other liabilities.

Rights and Preferences

Holders of the Company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the Company's Common Stock.

The rights, preferences and privileges of the holders of the Company's common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Preferred Stock and any additional classes of preferred stock that we may designate in the future.

Non-Voting Common Stock

Dividend Rights

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of Non-Voting Common Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this Offering or in the foreseeable future.

Voting Rights

Holders of Non-Voting Common Stock shall not be entitled to vote on any matters submitted to the Company's stockholders, including election of directors, except as otherwise provided by Delaware law.

Right to Receive Liquidation Distributions

In the event of the Company's liquidation, dissolution, or winding up, holders of its Non-Voting Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the Company's debts and other liabilities.

Rights and Preferences

Holders of the Company's Non-Voting Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the Company's Non-Voting Common Stock.

The rights, preferences and privileges of the holders of the Company's common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Preferred Stock and any additional classes of preferred stock that we may designate in the future.

Preferred Stock

Though the Company currently has no plans to issue any shares of Preferred Stock, under the Certificate of Incorporation, the board of directors will have the authority, without further action by the stockholders, to designate and issue up to 5,000,000 shares of Preferred Stock in one or more series. The board of directors may also designate the rights, preferences and privileges of the holders of each such series of Preferred Stock, any or all of which may be greater than or senior to those granted to the holders of Common Stock. Though the actual effect of any such issuance on the rights of the holders of Common Stock will not be known until such time as the board of directors determines the specific rights of the holders of Preferred Stock, the potential effects of such an issuance include:

- diluting the voting power of the holders of Common Stock; reducing the likelihood that holders of Common Stock will receive dividend payments;

- reducing the likelihood that holders of Common Stock will receive payments in the event of the liquidation, dissolution, or winding up of the Company; and

- delaying, deterring or preventing a change-in-control or other corporate takeover.

WHAT IT MEANS TO BE A MINORITY HOLDER

As an investor in Non-Voting Common Stock of the Company, you will not have any rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties.

TRANSFERABILITY OF SECURITIES

For a year, the securities can only be resold:

- In an IPO or other public offering registered with the SEC;

- To the Company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

TRANSFER AGENT

The Company has selected DealMaker Transfer Agent LLC, an SEC-registered securities transfer agent, to act as its transfer agent. They will be responsible for keeping track of who owns the Company's securities.

BONUS SHARES AND PERKS

Certain investors in this offering are eligible to receive additional membership interests representing shares of Non-Voting Common Stock (effectively a discount) for their shares purchased ("Bonus Shares") based either on the timing of your investment and on the amount of your investment. *Investors will receive the highest single bonus they are eligible for.*

"Early Bird" Bonus Shares

The following are Bonus Shares based on the timing of purchase:

- 20% Bonus Shares – Purchase between launch and the first 3 weeks of this offering;
- 15% Bonus Shares – Purchase between 4 - 6 weeks of this offering; and
- 5% Bonus Shares – Purchase between 7 - 9 weeks of this offering.

Amount-Based Bonus Shares

The following are Bonus Shares based on the amount invested. Investors will be eligible for either the Early Bird Bonus Shares of Amount-Based Bonus Shares but not both:

- 5% Bonus Shares for investments of $5,000 -- $9,999;
- 10% Bonus Shares for investments of $10,000 -- $19,999; and
- 20% Bonus Shares for investments of $20,000+

Membership interests representing fractional shares will not be distributed and Bonus Shares will be determined by rounding down to the nearest whole share. For example, an investor who invests $5,000 in this offering is eligible for 5% Bonus Shares. Accordingly, that investor would receive 1,000 membership Interests representing 1,000 shares of the Company's Non-Voting Common Stock plus additional membership interests representing 50 Bonus Shares. In effect, the investor would be purchasing membership interests representing 1,050 shares of Non-Voting Common Stock for the same price paid for membership interests representing 1,000 shares of Non-Voting Common Stock or effectively paying a per share price of $4.7619. As described in this Offering Memorandum, investors in this offering will be purchasing membership interests in the Crowdfunding SPV which will represent the Company's Non-Voting Common Stock on a 1-for-1 basis. The Company has made 200,000 Bonus Shares available in this offering.

For clarification, Bonus Shares do not stack so that investors will receive the highest single bonus for which they are eligible.

The Company reserves the right to discontinue offering Bonus Shares if required for business or regulatory purposes.

Based on signing the subscription agreement.

Perks

Investors can earn a place in line to be our first pet owners. Each person who qualifies will be assigned a spot in line in the tier. Once the allotment for each tier for the Company perks for this round is exhausted there will be no more Company perks made available for that tier.

Please note that the perk is not for the animal itself, but rather for the spot in line to obtain an animal, and the investors will still be required to pay the full price for the pet.

- $10,000 – Bronze Tier – guaranteed one of the first 10,000 nonallergenic dogs or cats (your choice)
  - 500 pets made available
- $50,000 – Silver Tier – guaranteed one of the first 1,000 nonallergenic dogs or cats (your choice)
  - 100 pets made available
- $500,000 – Gold Tier – guaranteed one of the first 100 nonallergenic dogs or cats (your choice)
  - 10 pets made available
- $1,000,000 – Diamond Tier – THE FIRST nonallergenic dog or cat (your choice)

The Company perks are transferable and apply to the first animals that are commercialized to the public. Perks will not apply to animals sold to breeders as breeding stock, animals provided free of charge, or used for clinical study, etc.

TAX CONSEQUENCES FOR RECIPIENT (INCLUDING FEDERAL, STATE, LOCAL AND FOREIGN INCOME TAX CONSEQUENCES) WITH RESPECT TO THE INVESTMENT BENEFIT PACKAGES ARE THE SOLE RESPONSIBILITY OF THE INVESTOR. INVESTORS MUST CONSULT WITH THEIR OWN PERSONAL ACCOUNTANT(S) AND/OR TAX ADVISOR(S) REGARDING THESE MATTERS.

DILUTION

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2022 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2023 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

VALUATION

As discussed in "Dilution" above, the valuation of the Company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

How we determined the offering price

The offering price for our current offering was determined based on the following information:

The valuation was based on comparable companies in the biotech sector that have raised or are in the process of raising capital through crowdfunding. Specifically, they include the following companies.

Name	Valuation	Product
EPR-Technologies, Inc.*	$65.1M	Hypothermia to improve resuscitation
20/20 GeneSystems, Inc.*	$58.4M	Multi-cancer diagnostic
AiViva Holding Limited*	$48.8M	Slow-release kinase inhibitors for multiple diseases
Balanced Pharma	$80M	pH balanced dental anesthetic

- Based on publicly available information.

REGULATORY INFORMATION
Disqualification

Neither the Company, its Majority Stockholder, the Crowdfunding SPV, nor any of its officers or managing members are disqualified from relying on Regulation Crowdfunding.

Annual reports

Neither the Company nor the Crowdfunding SPV have been required to file annual reports to date. The Company and the Crowdfunding SPV will be required to file a report electronically with the SEC annually and post the report on its website no later than 120 days after its fiscal year end (December 31). Once posted, the annual report may be found on the Company's website at www.adora.pet.

The Company must continue to comply with the ongoing reporting requirements until:

(1)   it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   it has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than three hundred holders of record and has total assets that do not exceed $10,000,000;

(3)   it has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4)   it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   it liquidates or dissolves its business in accordance with state law.

Compliance failure

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

INVESTING PROCESS

In order to invest, to commit to an investment, or to communicate on our platform, users must complete the subscription process hosted by the Intermediary, DealMaker Securities LLC, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. You will provide certain personal and non-personal information including information related to income, net worth, and other investments. For details see below "Investor Limitations." If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omission made by the Investor.

Compensation

As compensation for the services provided by DealMaker Securities LLC ("Intermediary"), the Company is required to pay to Intermediary a cash fee consisting of 3% commission based on the dollar amount of the securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing, a one-time fee of $16,500 plus $2,000 per month maintenance fee. Assuming a fully subscribed offering that lasts for six months, the Company would pay Intermediary $178,500, exclusive of marketing fees. The Company would also pay Intermediary up to 1% of the total number of shares of Non-Voting Common Stock sold in the offering, which would be a maximum of 10,000 shares of Non-Voting Common Stock. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to DealMaker Securities LLC, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer through DealMaker Securities' platform.

Information Regarding Length of Time of Offering

Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled, and the funds will be returned.

Achieving The Target Goal Early: The Company will notify investors by email when the target offering amount has achieved 50%, and 100% of the target offering amount or through frequent progress updates on the Company's campaign landing page. If the Company achieves its goal early, and the minimum offering period of 21 days has been met, the Company can create a new target deadline at least five (5) business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline. If the investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

Oversubscriptions: Acceptance of oversubscription may not be possible if: i. it vaults a company into a different category for financial statement requirements (and they do not have the requisite financial statements); or ii. we reach $5,000,000 in investments. In the event of an oversubscription, shares will be allocated at the discretion of the Company.

If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

If the Company reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five (5) business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmations of the investment commitment). The Company will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much you can invest depends on your net worth (excluding the value of your primary residence) and annual income. If either your annual income or net worth is less than $124,000, then during any 12-month period, you can invest up to the greater of either $2,500 or 5% of the greater of your annual income or Net worth. If both your annual income and net worth are equal to or more than $124,000, then during any 12-month period, you can invest up to 10% of annual income or net worth, whichever is greater, but your investments cannot exceed $124,000. If you are an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Information regarding updates to the offering and to subscribe can be found at investwithadorapet.com or at investwithadorapet.com/science.



Financial Statements and
Independent Auditor's Report

AdoraPet Biosciences, Inc.

August 31, 2022

AdoraPet Biosciences, Inc.

Table of Contents



Independent Auditor's Report

To the Director of **AdoraPet Biosciences, Inc.**

Opinion

We have audited the accompanying financial statements of **AdoraPet Biosciences, Inc.**, which comprise the balance sheet as of August 31, 2022 and the related statements of operations, stockholders' equity, and cash flows for the period from August 15, 2022 (inception) to August 31, 2022, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **AdoraPet Biosciences, Inc.** as of August 31, 2022, and the results of its operations and its cash flows for the period from August 15, 2022 (inception) to August 31, 2022 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of **AdoraPet Biosciences, Inc.** and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note E to the financial statements, the Company had a shareholders' equity of approximately $560 as of August 31, 2022. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding those matters are also described in Note C. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about **AdoraPet Biosciences, Inc.**'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com



Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of **AdoraPet Biosciences, Inc.**'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about **AdoraPet Biosciences, Inc.**'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Assurance Dimensions

Margate, Florida
October 31, 2022

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

AdoraPet Biosciences, Inc.
Balance Sheet
August 31, 2022

ASSETS		
Current Assets		
Cash	$	560
TOTAL ASSETS	$	560
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities	$	-
TOTAL LIABILITIES		-
Stockholders' Equity		
Preferred stock, par value $0.0001 per share; 5,000,000 shares authorized; no shares issued and outstanding as of August 31, 2022		-
Common stock, par value $0.0001 per share; 10,000,000 shares authorized; 7,000,000 shares issued and outstanding as of August 31, 2022		700
Non-voting common stock, par value $0.0001 per share; 5,000,000 shares authorized; no shares issued and outstanding as of August 31, 2022		-
Common stock receivable		(140)
Additional paid-in capital		-
Accumulated equity (deficit)		-
TOTAL STOCKHOLDERS' EQUITY		560
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	560

The accompanying notes are an integral part of this financial statement.

AdoraPet Biosciences, Inc.
Statement of Operations
For the period from August 15, 2022 (inception) to August 31, 2022

REVENUE
    Total revenue $ -

EXPENSES
    Total operating expenses -

    INCOME FROM OPERATIONS -

OTHER INCOME (EXPENSES) -

NET INCOME $ -

The accompanying notes are an integral part of this financial statement.

P a g e | 4

AdoraPet Biosciences, Inc.
Statement of Cash Flows
For the period from August 15, 2022 (inception) to August 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES

    Net income $ -

        Adjustments to reconcile net income (loss)
            to net cash provided by (used in)
            operating activities:

        Net cash provided by operating activities   -

CASH FLOWS FROM INVESTING ACTIVITIES

        Net cash (used in) investing activities   -

CASH FLOWS FROM FINANCING ACTIVITIES

        Proceeds from issuance of common stock   560

        Net cash provided by financing activities   560

          NET INCREASE IN CASH   560

Cash at beginning of period   -
Cash at end of period $ 560

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

        Cash paid during period for interest $ -
        Cash paid during period for income taxes $ -

AdoraPet Biosciences, Inc.
Statement of Stockholders' Equity
For the period from August 15, 2022 (inception) to August 31, 2022

	Common Stock		Non-Voting Common Stock		Preferred		Common Stock Receivable	Additional Paid In Capital	Retained Earnings	Total
	Shares	Amount	Shares	Amount	Shares	Amount				
August 15, 2022	-	$ -	-	$ -	-	$ -	$ -	$ -	$ -	$ -
Issuance of common stock to founders	5,600,000	560	-	-	-	-	-	-	-	560
Common stock receivable	1,400,000	140	-	-	-	-	(140)	-	-	-
Net income (loss)	-	-	-	-	-	-	-	-	-	-
August 31, 2022	7,000,000	$ 700	-	$ -	-	$ -	$ (140)	$ -	$ -	$ 560

The accompanying notes are an integral part of this financial statement.

P a g e | 6

AdoraPet Biosciences, Inc.

Note A – Nature of Business and Organization

AdoraPet Biosciences, Inc. (the "Company") was incorporated on August 15, 2022 under the laws of Delaware. The Company was formed to focus on pet health and wellness. As of August 15, 2022 (inception), the Company has not yet commenced operations. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon crowd funding and additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties, including failing to secure funding to commence the Company's planned operations or failing to profitably operate the business.

Note B – Significant Accounting Policies

Basis of Presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with an original maturity of less than three months to be cash and cash equivalents. The Company places its temporary cash investments with high quality financial institutions. At times, such investments may be in excess of FDIC insurance limits. The Company does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Income Taxes

The Company accounts for income tax using the asset and liability method prescribed by ASC 740, "Income Taxes". Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the year in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date.

The Company follows the accounting guidance for uncertainty in income taxes using the provisions of ASC 740 "Income Taxes". Using that guidance, tax positions initially need to be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. As of August 31, 2022, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

The Company recognizes interest and penalties related to uncertain income tax positions in other expense. No interest and penalties related to uncertain income tax positions were recorded for the period ended August 31, 2022. As of August 31, 2022, tax year 2022 remains open for IRS audit.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

AdoraPet Biosciences, Inc.

Note C – Stockholders' Equity

Common Stock

The Company is authorized to issue 10,000,000 shares of common stock, par value $.0001. There were 7,000,000 shares of common stock issued and outstanding as of August 31, 2022.

On August 22, 2022, the Company sold 5,250,000 shares of common stock to Ascendant Venture LLC., 700,000 shares of common stock to George Church, 700,000 shares of common stock to Stephen Sundlof and 350,000 shares of common stock to Ki Sik Chin, for consideration of common stock sold to founders. These shares were valued at par value, $0.0001.

The Company is authorized to issue 5,000,000 shares of non-voting common stock, par value $.0001. There were no shares of preferred stock issued and outstanding as of August 31, 2022.

Preferred Stock

The Company is authorized to issue 5,000,000 shares of preferred stock, par value $.0001. There were no shares of preferred stock issued and outstanding as of August 31, 2022.

Note D – Commitments and Contingencies

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company's management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

COVID-19

Management has concluded that the COVID-19 outbreak in 2020 may have a significant impact on business in general, but the potential impact on the Company is not currently measurable. Due to the level of risk this virus has had on the global economy, it is at least reasonably possible that it could have an impact on the operations of the Company in the near term that could materially impact the Company's financials. Management has not been able to measure the potential financial impact on the Company but will review commercial and federal financing options should the need arise.

Note E – Going Concern

The accompanying financial statements have been prepared assuming the continuation of the Company as a going concern. The Company has not yet established an ongoing source of revenues sufficient to cover its operating costs and is dependent on debt and equity financing to fund its operations. The accompanying financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

Management anticipates that the Company will be dependent, for the near future, on borrowings from related party to fund operating expenses. In light of management's efforts, there are no assurances that the Company will be successful in any of its endeavors or become financially viable and continue as a going concern. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or amounts and classification of liabilities that might result from this uncertainty.

Note F – Equity Plan

In August 2022, the Company adopted an Equity Plan which allows 1,000,000 shares of the Company's Common Stock to be reserved for issuance pursuant to the Plan. The purposes of this 2022 Equity Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to Employees and Consultants, and to promote the success of the Company's business. Options granted under the Plan may be Incentive Stock Options or Nonstatutory Stock Options, as determined by the Administrator at the time of grant of an Option and subject to the applicable provisions of Section 422 of the Code and the regulations promulgated thereunder. Restricted Stock may also be granted under the Plan.

Note G – Subsequent Events

Management has assessed subsequent events through October 31, 2022, the date on which the financial statements were available to be issued.

On Sep 7, 2022, the Company's CEO paid $69,000 to Dealmaker, on behalf of AdoraPet for fundraising services to be rendered to AdoraPet. He will be reimbursed by the Company for that expense. As of the October 31, 2022, he has not been reimbursed.

On Sep 27, 2022, the Company entered into a promissory note for $100,000 with the Company's CEO. The note is made payable on demand with an interest rate of 0%.

Financial Statements and
Independent Auditor's Report

AdoraPet Biosciences CF SPV, LLC

November 20, 2022

AdoraPet Biosciences CF SPV, LLC

Table of Contents



Independent Auditor's Report

To the Director of **AdoraPet Biosciences CF SPV, LLC**

Opinion

We have audited the accompanying financial statements of **AdoraPet Biosciences CF SPV, LLC**, which comprise the balance sheet as of November 20, 2022 and the related statements of operations, and cash flows for the period from November 10, 2022 (inception) to November 20, 2022, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **AdoraPet Biosciences CF SPV, LLC** as of November 20, 2022, and the results of its operations and its cash flows for the period from November 10, 2022 (inception) to November 20, 2022 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of **AdoraPet Biosciences CF SPV, LLC** and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note D to the financial statements, the Company had a member's equity of approximately $0 as of November 20, 2022. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding those matters are also described in Note D. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about **AdoraPet Biosciences CF SPV, LLC**'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com



Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of **AdoraPet Biosciences CF SPV, LLC**'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about **AdoraPet Biosciences CF SPV, LLC**'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Assurance Dimensions

Margate, Florida
November 25, 2022

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

AdoraPet Biosciences CF SPV, LLC
Balance Sheet
November 20, 2022

ASSETS	
Current Assets:	
Cash and cash equivalents	$ -
Total Current Assets	-
TOTAL ASSETS	$ -
LIABILITIES AND MEMBER'S EQUITY (DEFICIT)	
Current Liabilities	
Due to a related party	$ -
Total Current Liabilities	-
Member's Equity (Deficit)	-
Total Member's Equity (Deficit)	-
TOTAL LIABILITIES AND MEMBER'S EQUITY (DEFICIT)	$ -

AdoraPet Biosciences CF SPV, LLC
Statement of Operations
For the period from November 10, 2022 (inception) to November 20, 2022

REVENUE
    Total revenue $ -

EXPENSES
    Total operating expenses   -

   INCOME FROM OPERATIONS   -

OTHER INCOME (EXPENSES)   -

NET INCOME $ -

The accompanying notes are an integral part of this financial statement.

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AdoraPet Biosciences CF SPV, LLC
Statement of Cash Flows
For the period from November 10, 2022 (inception) to November 20, 2022

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	-
Adjustments to reconcile net income (loss)		
to net cash provided by (used in)		
operating activities:		
Net cash provided by operating activities		-
CASH FLOWS FROM INVESTING ACTIVITIES		
Net cash (used in) investing activities		-
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issuance of common stock		-
Net cash provided by financing activities		-
NET INCREASE IN CASH		-
Cash at beginning of period		-
Cash at end of period	$	-
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during period for interest	$	-
Cash paid during period for income taxes	$	-

Note A – Nature of Business and Organization

AdoraPet Biosciences CF SPV, LLC (the "Company") was incorporated on November 10, 2022 under the laws of Delaware. The Company was formed to serve as a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act of 1940, as amended, which provides that the Company must be organized and operated for the sole purpose of directly acquiring, holding, and disposing of securities issued by a single crowdfunding issuer and raising capital in one or more offerings made in compliance with Regulation Crowdfunding under the Securities Act of 1933, as amended. The Company will undertake the limited purpose of acquiring, holding, and disposing of securities issued by AdoraPet Biosciences, Inc.

As of November 20, 2022, the Company has not yet commenced operations and has one member, and there have not been any contributions.

Note B – Significant Accounting Policies

Basis of Presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with an original maturity of less than three months to be cash and cash equivalents. The Company places its temporary cash investments with high quality financial institutions. At times, such investments may be in excess of FDIC insurance limits. The Company does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Income Taxes

The Company accounts for income tax using the asset and liability method prescribed by ASC 740, "Income Taxes". Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the year in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date.

The Company follows the accounting guidance for uncertainty in income taxes using the provisions of ASC 740 "Income Taxes". Using that guidance, tax positions initially need to be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. As of November 20, 2022, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

The Company recognizes interest and penalties related to uncertain income tax positions in other expense. No interest and penalties related to uncertain income tax positions were recorded for the period ended November 20, 2022. As of November 20, 2022, tax year 2022 remains open for IRS audit.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note C – Commitments and Contingencies

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company's management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

Note D – Going Concern

The accompanying financial statements have been prepared assuming the continuation of the Company as a going concern. The Company has not yet established an ongoing source of revenues sufficient to cover its operating costs and is dependent on debt and equity financing to fund its operations. The accompanying financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

There are no assurances that the Company will be successful in any of its endeavors or become financially viable and continue as a going concern. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or amounts and classification of liabilities that might result from this uncertainty.

Note E – Subsequent Events

Management has evaluated subsequent events through November 25, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.